Exhibit 99.2

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Certificate of Qualified Person

R. Dennis Bergen

I, Raymond Dennis Bergen, P.Eng., as an author of this report entitled “Technical Report on the New Afton Mine, British Columbia, Canada”, prepared for New Gold Inc. and dated March 23, 2015, do hereby certify that:

1.	I am an Associate Principal Mining Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the University of British Columbia, Vancouver, B.C., Canada, in 1979 with a Bachelor of Applied Science degree in Mineral Engineering. I am a graduate of the British Columbia Institute of Technology in Burnaby, B.C., Canada, in 1972 with a Diploma in Mining Technology.

3.	I am registered as a Professional Engineer in the Province of British Columbia (Reg. #16064) and as a Licensee with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Licence L1660). I have worked as an engineer for a total of 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Practice as a mining engineer, production superintendent, mine manager, Vice President of Operations and a consultant in the design, operation, and review of mining operations.
•	Review and report, as an employee and as a consultant, on numerous mining operations and projects around the world for due diligence and operational review related to project acquisition and technical report preparation.
•	Engineering and operating superintendent at the Con gold mine, a deep underground gold mine, Yellowknife, NWT, Canada
•	General Manager of the Ketza River Mine, Yukon, Canada
•	VP Operations in charge of the restart of the Golden Bear Mine, BC, Canada
•	General Manager in Charge of the Reopening of the Cantung Mine, NWT, Canada
•	Mine Manager at three different mines with open pit and underground operations.
•	Consulting engineer (RPA Associate Principal Mining Engineer) for over eight years working on project reviews, engineering studies, Mineral Reserve audits, technical report preparation and other studies for a wide range of worldwide projects.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the New Afton mine December 2 to 3, 2014 and I have previously visited the New Afton mine on occasions since September 2009.

6.	I am responsible for Sections 15, 16, 19-22, and 24 and I share responsibility for sections 1, 18, 25, 26, and 27 of the Technical Report.

New Gold Inc. – New Afton Project, Project #2400

Technical Report NI 43-101 – March 23, 2015

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7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I am a co-author of a previous Technical Report on the New Afton Mine dated December 31, 2009, and I have reviewed the annual Mineral Reserve estimates for New Afton over the period 2010 to 2014.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 23rd day of March, 2015

(Signed & Sealed) “R. Dennis Bergen”

Raymond Dennis Bergen, P.Eng.

New Gold Inc. – New Afton Project, Project #2400

Technical Report NI 43-101 – March 23, 2015